UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                November 2009

WESTBRIDGE ENERGY CORPORATION

(Name of Registrant)

(Formerly Portrush Petroleum Corporation)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Exhibit 99.1 - Interim Financial Statements: Six Months Ended 6/30/2009

    Exhibit 99.2 - Form 52-109FV2: CEO Certification of Interim Filings

    Exhibit 99.3 - Form 52-109FV2: CFO Certification of Interim Filings

    Exhibit 99.4 - Financial Statements: Management’s Discussion/Analysis

2.  Exhibit 99.5 - Interim Financial Statements: Nine Months Ended 9/30/2009

    Exhibit 99.6 - Form 52-109FV2: CEO Certification of Interim Filings

    Exhibit 99.7 - Form 52-109FV2: CFO Certification of Interim Filings

    Exhibit 99.8 - Financial Statements: Management’s Discussion/Analysis

3.  Exhibit 99.9 - September 25, 2009 Press Release

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Westbridge Energy Corporation -- SEC File No. 000-27768

(Registrant)

Date: January 20, 2010          By: /s/ Neal Iverson

                                    Neal Iverson, Director